

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 30, 2009

Mr. Michael J. Van Handel
Chief Financial Officer
Manpower, Inc.
100 Manpower Place
Milwaukee, WI 53212

RE: **Manpower, Inc**.
          Form 10-K for the year ended December 31, 2008
          Filed February 20, 2009

          Form 10-Q for the quarter ended March 31, 2009
          Filed May 11, 2009

          File No. 1-10686

Dear Mr. Van Handel:

        We have reviewed your supplemental response letter dated May 19, 2009 as well as your filing and have the following comments. As noted in our comment letter dated March 18, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

        Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Year Ended December 31, 2008

Annual Report to Shareholders

Application of Critical Accounting Policies, page 31

Goodwill and Indefinite-lived Intangible Asset Impairment, page 33

1. We note your response to prior comment 4. For the Right Management and Jefferson Wells reporting units, you disclose the historical revenue growth rates in context with those used in your projections. It is difficult to ascertain the recent trend from your current disclosures. In future filings, revise this section to disclose the historical earnings growth rates for each of the last three fiscal years and those same rates used in your analysis.

2. We note that you have used a combination of the income approach (weighted 75%) and market approach (weighted 25%) to determine the fair value of your reporting units. In future filings, expand your disclosure to provide more insight into your basis for the specific weights assigned to the models used in your analyses.

3. We refer to the Right Management and Jefferson Wells reporting units. Please revise to provide sensitivity analysis, indicating the impact of the following on your goodwill impairment tests for these reporting units: 1) a one percent reduction in your earnings and revenue growth rates; and 2) a one percent increase in the market participant discount rate.

4. You indicate that during the first quarter of 2009 you "reviewed the current circumstances and events to determine if the fair value of [y]our reporting units were below their carrying value." You further state that you do not believe that the fair value of your reporting units was below their carrying values at March 31, 2009 because "[y]our stock price and the long-term economic outlook of global economies will rebound," despite the fact that you may see continued volatility in your stock price in the near-term and that consolidated revenues declined 32.3% during the first quarter of 2009 as compared to the same period in 2008. In view of the significant continuing decline in revenues in the last two quarters of 2008 and first quarter of 2009, tell us in detail how you considered the impairment indicators in paragraph 28 of SFAS No. 142 to conclude that you were not required to perform an interim impairment test of your USA and EMEA reporting units as of March 31, 2009. Also, tell us whether the forecasted future cash flows you used in your annual impairment test in the third quarter of September 30, 2008 are consistent with actual cash flows subsequent to September 30, 2008.

Cash Sources and Uses, page 27

5. We note your response to comment 5. We note your disclosure stating that "the favorable impact on our operating cash flows would not be sustainable in the event that the current economic downturn continued for an extended number of years". It appears to us that this disclosure is not adequate. We do not believe that it is appropriate to characterize the significant increase in cash flows from operations resulting from declining revenue levels that have resulted in lower accounts receivable balances as a favorable impact in your operating cash flows. Instead, you should disclose that the reason for the increase in cash flows from operations is a direct result of the negative impact that the current economic environment have had in your operating results.

Notes to Financial Statements

Note 7. Goodwill, page 60

6. We note your response to prior comments 10. We believe that you should revise the table, as presented on page 60, to disclose goodwill by reportable segment in accordance with the disclosure requirements in paragraph 45(c) of SFAS No. 142.

Note 15. Segment Data, page 68

7. We note your response to prior comment 11. Please revise to disclose segment assets in accordance with paragraph 29 and a reconciliation of total reportable segment assets to total assets in accordance with paragraph 32(c) of SFAS No. 131.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director